SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 25, 2016

1. Date, Time and Place: On April 25, 2016, at 10 a.m., at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor.

2. Call Notice: The call notice was published in the “Diário Oficial do Estado de São Paulo”, on March 25, 29 and 30, 2016, pages 91, 249 and 331, respectively, and in the “O Estado de São Paulo” newspaper, on March 25, 29 and 30, 2016, pages B14, B8 and B12, respectively.

3. Attendance: Shareholders representing, approximately, 46.61% of the Company’s total and voting capital, as per the signatures in the Shareholders’ Attendance Book. Also present Mr. André Bergstein, Chief Financial and Investor Relations Officer, Mr. Olavo Fortes Campos Rodrigues Junior, member of Company’s Fiscal Council, and Mr. Giuseppe Masi, bearer of the Brazilian Identity Card (RG) 15237784, enrolled with CPF/MF under No. 074.811.038-01 and enrolled with the CRC/SP under No. 1SP176273/O-7, representing the Company’s independent auditors, KPMG Auditores Independentes S.S.

4. Presiding Board: Odair Garcia Senra, President of the Board of Directors and Chairman of the Presiding Board as set forth on §2, Article 8, of the Company’s Bylaws; and Renata de Carvalho Fidale, Secretary.

5. Agenda: (i) to receive the accounts drawn up by the Company’s officers, examine, discuss and vote on the financial statements concerning the fiscal year ended December 31st, 2015; (ii) to decide on the destination of the net profits of the fiscal year ended December 31st, 2015, and on the payment of dividends; (iii) to establish the numbers of members that shall comprise the Company’s Board of Directors; (iv) to elect the members of the Board of Directors, due to expiration of their term of office; (v) to establish the amount of the global remuneration to be paid to the Company’s administrators in 2016; (vi) to install and establish the number of members that shall comprise the Company’s Fiscal Council; (vii) to elect the members of the Company’s Fiscal Council due to the expiration of the term of office; and (viii) to establish the amount of the global remuneration to be paid to the members of Company’s Fiscal Council in 2016.

6. Resolutions: By shareholders present at the meeting, with the abstention of those legally impeded and with abstention and divergent votes casted in each case and received by the presiding board, the following resolutions have been taken:

6.1. To record that the Minutes related to these Meetings will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76.

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6.2. To approve, after being examined and discussed, by majority vote and with no restrictions, the accounts drawn up by the Company’s management and the Company’s financial statements concerning the fiscal year ended December 31st, 2015, which, together with the Explanatory Notes and the Independent Auditors Opinion, were published, in full, on March 4, 2016, in the “Diário Oficial do Estado de São Paulo – Caderno Empresarial 2”, pages 10 to 18, and in the newspaper “O Estado de São Paulo – Caderno de Economia”, pages 1 to 9, the legal term thereby having been complied with.

6.3. To approve, by majority vote and with no restrictions, the proposal to allocate the net profits concerning the fiscal year ended December 31st, 2015, in the amount of R$74,449,586.20, as follows:

(a)         To constitute legal reserve in the amount of R$3,722,479.31, as set forth in Article 193 of Law No. 6,404/76;

(b)        R$17,681,776.72, on the account of mandatory dividend, corresponding to R$0.048116112760 per share, treasury shares excluded; and

(c)         the remaining amount of R$53,045,330.17 for the statutory reserve set forth in Article 47, §2, (c) of Company’s bylaws.

6.4. To determine, by majority vote and with no restrictions, the payment of the mandatory dividend herein declared, with no monetary adjustments, on a date to be established by the Company’s Board of Directors, within the fiscal year of 2016, based on the shareholding position of (i) 04.25.2016 (after floor is closed), for shareholders holding shares traded on BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros; and (ii) 04.28.2016 for shareholders holding ADRs traded on the New York Stock Exchange. The shares and ADRs will be negotiated ex-dividends as of 04.26.2016. Shareholders having a credit option registered with Itaú Unibanco S.A., Financial Institution Depositary of the Company’s shares, will have their dividends automatically credited on the date to be established by the Board of Directors. Shareholders having no credit option registered with Itaú Unibanco S.A. shall, as of the date hereof, look for an agency of Itaú Unibanco S.A. to update their record, which is a requirement for the receipt of dividends on the date to be established by the Board of Directors, which shall occur within at least three business days from the date the record was updated. Dividends owed to the participant shareholders of the fiduciary custody services of BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros shall be credited pursuant to the data records kept by such institution, on the date to be established by the Board of Directors.

6.5. To establish, by majority vote and with no restrictions, as set forth in Article 17 of Company’s Bylaws, that the Board of Directors will be comprised of 7 effective members.

6.6. To approve, by majority vote and with no restrictions, the election of the following members to the Company’s Board of Directors, for a term of office ending on the date of the Annual General Shareholders’ Meeting to be held in 2018, as per proposal of Nomination and Corporate Governance Committee: (i) Odair Garcia Senra, Brazilian, widower, civil engineer, ID Card no. 3.259.126 issued by SSP/SP, Individual Taxpayers' ID (CPF/MF) no. 380.915.938-72, resident and domiciled in the city of São Paulo, State of São Paulo, with office in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor, CEP 05425-070; (ii) Cláudio José Carvalho de Andrade, Brazilian, married, business administrator, ID Card no. 04.408.508-78, Individual Taxpayers' ID (CPF/MF) no. 595.998.045-20, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with office at Avenida Ataulfo de Paiva, 204, 10th floor, Leblon, CEP 22440-033; (iii) Francisco Vidal Luna, Brazilian, married, economist, ID Card no. 3.500.003-X issued by SSP/SP, Individual Taxpayers' ID (CPF/MF) 031.950.828-53, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Sampaio Vidal 440, Jardim Paulistano, CEP 01443-000 (iv) Guilherme Affonso Ferreira, Brazilian, separated, executive, ID Card no. 4.405.163 issued by SSP/SP, Individual Taxpayers' ID (CPF/MF) no. 762.604.298-00, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Rua Estados Unidos, 1,342, Jardim América, CEP 01427-001; (v) José Écio Pereira da Costa Júnior, Brazilian, married, business administrator and accountant, ID Card no. 4.762.308 issued by SSP/SP, Individual Taxpayers' ID (CPF/MF) no. 359.920.858-15, resident and domiciled in the city of Curitiba, State of Paraná, with office at Av. República Argentina, 665, cjs. 906/907, CEP 80240-210; (vi) Maurício Marcellini Pereira, Brazilian, divorced, business administrator, ID Card no. 19.434 issued by CRA/Minas Gerais, Individual Taxpayers' ID (CPF/MF) 838.823.836-15, resident and domiciled in the city of Brasília, Distrito Federal, at SMPW Quadra 17, conjunto 4, lote 1, casa B, CEP 71741-704; and (vii) Rodolpho Amboss, Brazilian, married, civil engineer, ID Card no. 355.703 issued by SPTC-ES, Individual Taxpayers' ID (CPF/MF) no. 742.664.117-15, resident in the United States of America, with commercial address at 40 West 57th Street, 29th floor, New Yoork, NY, 10019, United States of America; all of them as independent board members. 2 of the positions of the Board of Directors remain vacant.

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6.7. To record that the résumés of the members of the Board of Directors hereby appointed were presented to the Shareholders’ Meeting in compliance with paragraph 2 of Article 3 of CVM’s Regulation No. 367/02, having the Company’s management and the shareholders who appointed them, as the case may be, declared that obtained from the appointees the information that they are in condition to make the statements as set forth in Article 2 of said CVM’s Regulation 367/02. The members of the Board of Directors, having executed the Managers Deed of Consent provided by the BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros Novo Mercado Listing Rules and in their capacity as shareholders of the Company holding at least 1 share issued by the Company, shall take office upon execution of the term of investiture in the appropriate book, in which occasion they shall make the statements required by law.

6.8. To determine, by majority vote and with no restrictions, the limit of up to R$19,823,318.01, for the amount of the annual global compensation of the Company’s administrators for the 2016 current fiscal year, from January to December, including short-term fixed and variable compensation, any benefits provided or supported by the Company, as well as social security charges or expenses associated with the recognition of the fair value of stock options that may be granted by the Company, which are recognized gradually during 3-year grace period with accounting and non-financial effects under the CPC 10 and derive from the Stock Option Plan previously approved by the Company's shareholders at the General Meeting. The Board of Directors shall prescribe the individual amounts to be distributed to each of the Company’s administrators, taking into account their responsibilities, time they dedicate to their tasks, their competence, professional reputation and the amount at which their services would be valued at market prices.

6.9. In view of expiration of the term of office, to approve, by majority vote and with no restrictions, the installation of Fiscal Council (Conselho Fiscal) with three (3) effective members and respective alternates, as set forth on Article 43 of Company’s Bylaws, which shall operate until the Annual General Shareholders’ Meeting to be held on 2017.

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6.10. Approve, by majority vote and with no restrictions, to comprise the Fiscal Council (Conselho Fiscal), electing as effective members: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian, business administrator, married, bearer of ID card (RG) no. 9.369.027 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 769.488.977-20, resident and domiciled in São Paulo, São Paulo State at Rua Dr. José Maria Whitaker 310, apto. 4, Edif. Figueira, CEP 05622-001, (ii) Peter Edward Cortes Marsden Wilson, Brazilian, economist, married, bearer of ID card (RG) no. 08.424.379-9 issued by IFP/RJ and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 168.126.648-20, resident and domiciled in São Paulo, São Paulo State at Rua Princesa Isabel 347, apartment 92, Campo Belo, CEP 046001-001, and (iii) Laiza Fabiola Martins de Santa Rosa, Brazilian, economist, single, bearer of ID card (RG) no. 32.677.183-9 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 294.953.408-29, resident and domiciled in São Paulo, São Paulo State with offices at Avenida Paulista 2.300, 11º andar; and as alternates: (i) Marcello Mascotto Iannalfo, Brazilian, economist, married, bearer of ID card (RG) no. 16.994.226-0 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 101.947.028-39, resident and domiciled in the city of Campinas, São Paulo State at Rua Bacabá, 48, Alphaville, Campinas - CEP 13098-339, (ii) Marcelo Martins Louro, Brazilian, business administrator, married, bearer of ID card (RG) no. 19.994.703 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 118.319.918-02, resident and domiciled in São Paulo, São Paulo State at Rua Iaiá 127, CEP 04542-060, and (iii) Alessandro de Oliveira Nascimento, Brazilian, economist, single, bearer of ID card (RG) no. 44350969-4 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 335.489.628-07, resident and domiciled in São Paulo, São Paulo State with offices at Avenida Paulista 2.300, 11º andar.

6.11. To record that the members of the Fiscal Council hereby appointed, having executed the Fiscal Council Members Deed of Consent provided by the BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros Novo Mercado Listing Rules, shall take office upon execution of the term of investiture in the appropriate book, in which occasion they shall make the statements required by law.

6.12. To establish, by majority vote, the global annual amount of R$245,520.00 to be paid as remuneration to the Company’s Fiscal Council members in office.

CLOSING: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up as a summary, which, after being read and found in appropriate terms, was signed by all in attendance.

Signatures: Chairman: Odair Garcia Senra; Secretary: Renata de Carvalho Fidale; Officer of the Company: André Bergstein; Member of Fiscal Council: Olavo Fortes Campos Rodrigues Junior; Representative of KPMG Auditores Independentes S.S.: Giuseppe Masi; Shareholders: (i) ANDRÉ BERGSTEIN; (ii) ODAIR GARCIA SENRA; (iii) CITIBANK N A ADR DEPARTMENT, represented by Evelyn Regiane Diogo; (iv) TEOREMA FUNDO DE INVESTIMENTO DE AÇÕES and TEOREMA GAFISA FUNDO DE INVESTIMENTO EM AÇÕES, represented by Daniel Jyo Shibazaki; (v) PATRIA PIPE MASTER FUNDO DE INVESTIMENTO EM AÇÕES and BRAZILIAN EQUITY I, LLC, represented by Flávio Uchôa Teles de Menezes; (vi) PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, OPTIMIX WHOLESALE GLOBAL SMALLER COMPANIES SHARE TRUST, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A S O V STAR F, ACADIAN EMERGING MARKETS MANAGED VOLATILITY EQUITY F LLC, ARIA CO PTY LTD AS TRUSTEE FOR COMBINED INVESTMENT FUNDS, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CASEY FAMILY PROGRAMS, CF DV ACWI EX-U.S. IMI FUND, CITY OF NEW YORK GROUP TRUST, COLLEGE RETIREMENT EQUITIES FUND, EATON VANCE COLLECTIVE INVEST TRUST F EMPL BENEF PL-E MKT EF, IBM 401 (K) PLUS PLAN, KAISER PERMANENT GROUP TRUST, LMCG COLLECTIVE TRUST, MARKET VECTORS BRAZIL SMALL-CAP ETF, NORGES BANK, NORTHERN FUNDS GLOBAL REAL ESTATE INDEX FUND, NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUN-NON LEN, NORTHERN TRUST COLLECTIVE GLOBAL REAL ESTATE INDEX FD-LEN, NORTHERN TRUST COLLECTIVE GLOBAL REAL ESTATE INDEX F-N LEN, NTGI-QM COMMON DAILY ALL COUNTRY WORLD EX-US INV MKT I F L, NTGI-QM COMMON EMERGING MKT SMALL CAP INDEX FUND – LEN, ONTARIO PUBLIC EMPLOYEES RETIREMENT SYSTEM, ORBIS SICAV INTERNATIONAL EQUITY FUND, OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM, POWERSHARES INTERNATIONAL BUYBACK ACHIEVERS PORTFOLIO, SCHWAB GLOBAL REAL ESTATE FUND, SPDR S&P EMERGING MARKETS ETF, SPDR S&P EMERGING MARKETS SMALL CAP ETF, THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLEC INV F P, THE MONETARY AUTHORITY OF SINGAPORE, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US SMALL-CAP IND F, A S O VAN IT F, VANGUARD TOTAL WORLD STOCK INDEX FD, A SRS OF VG INT EQ IX F, WASHINGTON STATE INVESTMENT BOARD, XEROX CORPORATION RETIREMENT & SAVINGS PLAN, represented by Rodrigo de Mesquita Pereira; and (vi) FUNDO DE INVESTIMENTOS EM AÇÕES ALVORADA and FUNDO DE INVESTIMENTOS EM AÇÕES PONTE JK, represented by Laila José Antônio Khoury.

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I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 25, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer